Via Facsimile and U.S. Mail
Mail Stop 6010

July 28, 2006

Mr. James A. Mack
Chairman of the Board of Directors,
President and Chief Executive Officer
Cambrex Corporation
One Meadowlands Plaza
East Rutherford, New Jersey 07073

Re: Cambrex Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed May 26, 2006
File No. 001-10638

Dear Mr. Mack:

We have limited our review of your filings to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Financial Statements

(2) Summary of Significant Accounting Policies - Revenue Recognition, page 51

1. To help us understand how your method of recognizing revenue for contracts that contain milestone based payments complies with GAAP, please explain to us:

    - Whether revenue earned from these contracts are solely milestone based payments.

- The nature of the services/events that trigger milestone payments.
- Why you believe that you are able to reasonably estimate "total estimated contractual costs" and "total expected contractual payments."
- Whether or not and if so how the likelihood of actually achieving the milestone is factored into the decision to include the amount in your "total estimated contractual costs" and "total expected contractual payments."
- Why using an input measure of progress on the contracts such as costs is appropriate when typically an output measure is a more appropriate measure of progress in these circumstances.
- Why you believe that your method reasonably recognizes revenue as earned and complies with GAAP.
- How your situation is analogous to the Issue in EITF 91-6 and is appropriate for you to use.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant